United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Celestica Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number)

Onex Corporation

161 Bay Street, Suite 4900

Toronto, Ontario M5J 2S1 Canada

Attention: Andrea Daly

(416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

JOEL I. GREENBERG, ESQ.

SARA ADLER, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019-9710

(212) 836-8000

June 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 15101Q108

1	NAME OF REPORTING PERSON Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,923 Subordinate Voting Shares
	8

  SHARED VOTING POWER

6,956,449 Subordinate Voting Shares, including (i) 147,826 Subordinate Voting Shares and (ii) 6,808,623 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

	9	SOLE DISPOSITIVE POWER 44,923 Subordinate Voting Shares
	10

  SHARED DISPOSITIVE POWER

6,956,449 Subordinate Voting Shares, including (i) 147,826 Subordinate Voting Shares and (ii) 6,808,623 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,001,372 Subordinate Voting Shares, including (i) 192,749 Subordinate Voting Shares and (ii) 6,808,623 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares. 60.3% of the combined voting power of the Issuer’s Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the Subordinate Voting Shares (the “SVS”) of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Mr. Gerald W. Schwartz (“Mr. Schwartz” or the “Reporting Person”), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person on July 7, 1998 (the “Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 to the Schedule 13D filed with the SEC on March 8, 2000, July 6, 2000, October 16, 2000, March 1, 2005, July 21, 2015, August 1, 2019, and March 14, 2023, respectively. Capitalized terms used but undefined in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 13D, as amended.

This Amendment No. 8 amends the Schedule 13D (as previously amended), as set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended to remove the words “and Chief Executive Officer” from the second sentence thereof.

Item 4. Purpose of the Transaction

Item 4 is hereby amended as follows:

The following is added immediately prior to the last paragraph of Item 4:

On June 5, 2023, the Issuer and Onex Corporation (“Onex”) entered into an underwriting agreement (the “Underwriting Agreement”) with RBC Capital Markets, LLC (the “Underwriters”), relating to an underwritten secondary public offering by Onex of 12,000,000 SVS at a price to Onex of $12.26 per SVS (the “Secondary Offering”). The Secondary Offering closed on June 8, 2023. The SVS sold by Onex include (a) 11,791,570 SVS issued prior to the completion of the Secondary Offering pursuant to the conversion of an equal amount of the Issuer’s multiple voting shares (“MVS”) and (b) 208,430 SVS acquired by Onex from its affiliates and associates prior to the completion of the Secondary Offering at a price per share equal to the net price received by Onex in the Secondary Offering after applicable expenses, including 75,734 SVS held by a personal holding company of Mr. Schwartz and acquired by Onex pursuant to a share transfer agreement (the “STA”). Onex received total proceeds from the Secondary Offering of $147,120,000, before deducting offering expenses.

The Secondary Offering was made in the United States pursuant to an automatic shelf registration statement filed by the Issuer on Form F-3ASR with the Securities and Exchange Commission on August 6, 2020, as supplemented by a preliminary prospectus supplement filed on June 5, 2023, and a final prospectus supplement filed on June 7, 2023 (the “Prospectus Supplement”), and concurrently in Canada pursuant to a preliminary prospectus supplement filed on June 5, 2023 to a short form base shelf prospectus for the Province of Québec and an amended and restated short form base shelf prospectus for all other provinces and territories of Canada, and a final prospectus supplement filed on June 7, 2023. The Underwriting Agreement contains customary representations, warranties and covenants, customary conditions to closing, indemnification obligations of the Issuer, Onex and the Underwriters, including for liabilities under the U.S. Securities Act of 1933, as amended, and other obligations of the parties. Pursuant to the Underwriting Agreement, Onex has agreed to customary lock-up provisions in respect of the Issuer’s Subordinate Voting Shares for a period of 45 days commencing on the date of the Underwriting Agreement, except as otherwise permitted by the Underwriter (the “Lock-Up Agreement”). The preceding description of the Underwriting Agreement and Lock-Up Agreement is only a summary and is qualified by reference to such documents. See Item 7.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The aggregate percentage of SVS reported as beneficially owned by the Reporting Person is based on 112,513,368 SVS outstanding after the Secondary Offering as disclosed by the Issuer in the Prospectus Supplement.

(a) and (b). Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which entitles him to elect sixty percent (60%) of the members of Onex’s Board of Directors and represents a 60% voting interest in Onex. Accordingly, Mr. Schwartz is an indirect beneficial owner of the Issuer’s securities which are beneficially owned by Onex. As of the date hereof, Onex beneficially owns 6,956,449 SVS of the Issuer, including (i) 147,826 SVS and (ii) 6,808,623 SVS issuable upon conversion of the MVS; each MVS is currently convertible into one SVS. 814,542 of the MVS owned beneficially by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans (“MIP Options”), which may be exercised upon specified dispositions by Onex (directly or indirectly) of the Issuer’s securities, with respect to which Onex has the right to vote or direct the vote, including 688,807 of such options granted to Mr. Schwartz. The MIP Options are synthetic options on the corresponding number of Multiple Voting Shares held by Onex, so that if the grantee elected to exercise such MIP Options, Onex could elect to settle the MIP Options with cash. Each MVS will, upon exercise of such options, be automatically converted into one SVS.

In addition to the shares beneficially owned by Mr. Schwartz through his beneficial ownership of Onex, Mr. Schwartz controls a company which owns 44,923 SVS.

The shares deemed to be owned beneficially by Mr. Schwartz represent approximately 5.8% of the SVS, giving effect to the conversion of all of the MVS described above. Mr. Schwartz has the sole right to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 44,923 SVS. Mr. Schwartz shares the voting power and disposition power with Onex with respect to 147,826 SVS and 6,808,623 MVS.

The MVS beneficially owned by Mr. Schwartz represent, and have at all times since the Issuer’s initial public offering represented, a majority of the voting power of the Issuer’s outstanding securities.

(c) Except for the sale by a personal holding company owned by Mr. Schwartz of 75,734 SVS to Onex prior to completion of the Secondary Offering under the STA as described in Item 4 above, Mr. Schwartz has not effected any transaction in SVS during the past 60 days.

(d) No person other than Mr. Schwartz has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SVS of the Issuer owned beneficially by Mr. Schwartz, other than the SVS beneficially owned by Mr. Schwartz through his beneficial ownership of Onex. To the best knowledge of Mr. Schwartz, no person other than Mr. Schwartz or Onex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SVS beneficially owned by Onex.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the disclosure set forth in Item 4 of this Amendment No. 8 regarding the Underwriting Agreement, the Lock-Up Agreement and the STA.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Underwriting Agreement, dated June 5, 2023, by and among the Issuer, Onex Corporation, and RBC Capital Markets, LLC, as underwriter.

99.2	Lock-Up Agreement, dated June 5, 2023, to RBC Capital Markets, LLC.

99.3	Share Transfer Agreement between American Farm Investment Corporation and Onex Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 08, 2023

/s/ Gerald W. Schwartz, by Andrea E. Daly
Gerald W. Schwartz, by Andrea E. Daly, attorney-in-fact pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017

Exhibit No.	Description

99.1	Underwriting Agreement, dated June 5, 2023, by and among the Issuer, Onex Corporation, and RBC Capital Markets, LLC, as underwriter.

99.2	Lock-Up Agreement, dated June 5, 2023, to RBS Capital Markets, LLC.

99.3	Share Transfer Agreement between American Farm Investment Corporation and Onex Corporation.